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                                                                    EXHIBIT 4.1


Kontron Embedded Computers AG
Oskar-von-Miller-Strasse 1
85386 Eching, Germany


                                 LOAN AGREEMENT


Kontron Embedded Computers AG hereby agrees to decrease the interest rate for the last credit, effective July 1st, 2002 from 11% to 10%.

The interest rate is 10% p.a., calculated on a daily basis, payable 15 days after the end of each month.

Each payment (repay of the loan and interest) has to be done in Euro.

The loan agreement is valid from 21st of July 2001, and due and payable by the 1st of July 2011.



May 17th, 2002

/s/ Hannes Niederhauser                                /s/ Thomas Sparrvik
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Hannes Niederhauser                                    Thomas Sparrvik
Kontron Embedded Computers AG                          Kontron Mobile Computing